Exhibit 99.1
News From

          REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523
FOR IMMEDIATE RELEASE
Federal Signal Corporation Announces First Quarter Earnings of $.09 per Share; Records after-tax loss of $89 million on discontinuation of E-ONE and sale of Tool
—Highlights—
•	Q1 net sales of $228 million, up 7% from the prior year

•	Earnings from continuing operations decline to $.09 per share primarily due to increased litigation and severance expenses

•	Orders down 6% in Q1 2008 from Q1 2007 due to weaker U.S. municipal demand

•	Operating cash flow rises to $11 million in the quarter
Oak Brook, Ill., May 2, 2008 — Federal Signal Corporation (NYSE: FSS), a leader in advancing security and well-being, reported net income from continuing operations of $4.3 million, or $.09 per share, for the first quarter of 2008 on revenue of $228 million. For the same period of 2007, the Company earned $7.3 million from continuing operations, or $.15 per share, on revenue of $213 million. The year-over-year reduction in net income from continuing operations includes after-tax impacts of $1.9 million associated with higher litigation expense, $1.1 million in increased reserves associated with a disputed contract and $0.8 million in severance and other expenses associated with a cost reduction program initiated during the quarter.
Jim Goodwin, interim president and chief executive officer, stated, “I am pleased with our progress this quarter in advancing a number of significant initiatives, including completing our exit from the non-core tool business, our planned divestiture of E-ONE and success in key litigation. These changes will both narrow our strategic focus and improve our financial health. I am especially pleased with winning the firefighter hearing loss trial in Chicago. After a four and a half week trial, the jury returned a unanimous verdict in the Company’s favor in less than two hours. This verdict is a win for our shareholders and affirms the Company’s position that sirens are important public safety devices.”
“With many of these issues behind us, we are focusing on the expansion of our Bronto and Vactor production capacity, growing our Public Safety Systems business and expanding our product offerings in China. “
“On the negative side, we are increasingly concerned about the deteriorating economic outlook. The decline in our new orders is largely from our U.S. municipal customers who are being squeezed by higher operating expenses and an anticipated decline in tax revenues. Meanwhile, like many other manufacturers, we are facing pressure on commodity prices, which means higher prices for our customers. As we navigate through the balance of the year, we will continue to reduce costs, improve our material sourcing and tighten our expense controls.”
The Company recorded a first quarter net loss including discontinued operations of $84.9 million, compared to $30.7 million of net income in the prior year period. The loss in the first quarter of 2008 is driven primarily by an after-tax loss of $27.1 million on discontinued operations of the Tool business and an impairment charge of $58.4 million taken with respect to the Company’s investment in E-ONE. The Company completed the sale of the Tool business on April, 21, 2008. The Company has made the decision to sell E-ONE and is in discussions with potential buyers. In the first quarter of 2007, the Company recorded a gain of $23.4 million primarily as a result of the sale of its cutting tool businesses.
Cash flow from operations totaled $11.3 million in the first quarter, significantly improved from the $8.7 million outflow in the prior year quarter. The improvement reflects a reduction in working capital at E-ONE, collections of dealer floor planning receivables and the absence of a $5.0 million contribution to the U.S. pension fund which was made in the first quarter of 2007.
GROUP RESULTS
Safety and Security Systems
•	Orders declined 2% from the prior year period to $96 million due to fewer large export tenders than awarded in the prior year. This decline was somewhat offset by growth in Public Safety Systems orders due mainly to the acquisition of PIPS in the third quarter of 2007.

•	Net sales rose 15% to $91 million, with double digit increases in municipal warning systems and parking projects. Sales into the energy markets with industrial, marine and offshore lighting products increased from the prior year as well.

•	Operating income of $8.3 million was down 13% from the prior year. The beneficial impact of higher sales was more than offset by unfavorable product mix, the addition of $1.3 million in expenses to support the new Public Safety Systems business and $.5 million of expense associated with staffing reductions.
Fire Rescue
•	Demand for Bronto articulated aerial devices continues to be high in international markets and significantly above the current production rate. Quarter-end backlog totaled $179 million, up 70% from a year ago. Bronto’s 40% capacity expansion is on track for completion in the third quarter.

•	Net sales of $24 million rose 18% from the prior year period, limited by the tight chassis market in Europe and some difficulties obtaining components.

•	Operating income of $2.0 million was up 18% over 2007, in line with the higher sales.

Environmental Solutions
•	Orders totaled $98 million, down 12% from the prior year quarter as a result of slowing U.S. municipal sweeper purchases and a relatively weaker industrial market. However, sales of water blasters remained strong, as did orders for service parts and accessories.

•	Net sales totaled $113 million, unchanged from 2007. Sweepers were down year-over-year reflecting municipal spending trends, while domestic shipments of sewer cleaners and industrial vacuums remained strong.

•	Operating income of $9.7 million was down 4% from 2007 levels due to $.5 million of expenses associated with cost reduction activities and increased expenses associated with an ERP system implementation.
OTHER
•	First quarter corporate expenses totaled $7.3 million, an increase of $2.8 million over the prior year primarily as a result of $3.0 million in higher costs associated with the Company’s firefighter hearing loss litigation. Also impacting results was $.4 million of severance expense associated with cost reduction activities.

•	The first quarter effective tax rate was 19.3% versus 30.1% a year ago. The reduction reflects foreign tax rate effects and the successful resolution of certain foreign and state income tax uncertainties under FIN 48.
CONFERENCE CALL
Federal Signal will host its first quarter conference call on Friday, May 2, 2008 at 11:00 a.m. Eastern Time to highlight results of the quarter. The call will last approximately one hour. You may listen to the conference call over the Internet through Federal Signal’s website at http://www.federalsignal.com. If you are unable to listen to the live broadcast, a replay accessible from the company website will be available shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) is a leader in advancing security and well-being for communities and workplaces around the world. The company designs and manufactures a suite of products and integrated solutions for municipal, governmental, industrial and airport customers. Federal Signal’s portfolio of trusted, high-priority products include Bronto aerial devices, Elgin and Ravo street sweepers, E-ONE fire apparatus, Federal Signal safety and security systems, Guzzler industrial vacuums, Jetstream waterblasters and Vactor sewer cleaners. Federal Signal was founded in 1901 and is based in Oak Brook, Illinois. http://www.federalsignal.com
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
INVESTOR CONTACT: David Janek, +1.630.954.2000, djanek@federalsignal.com
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FEDERAL SIGNAL CORPORATION (NYSE)
Consolidated Financial Data
For the First Quarter 2008 (Unaudited)
(in millions except per share data)

	YTD	YTD
	Mar. 31	Mar. 31
	2008	2007
Quarter March 31:

Net Sales	$228.1	$213.0
Cost of sales	(168.2)	(157.4)
Operating expenses	(47.2)	(38.8)

Operating income	12.7	16.8
Interest expense	(6.8)	(6.1)
Other expense	(0.5)	(0.3)

Income before income taxes	5.4	10.4
Income tax expense	(1.1)	(3.1)

Income from continuing operations	4.3	7.3
(Loss) gain from discontinued operations and disposal, net of tax	(89.2)	23.4

Net (loss) income	$(84.9)	$30.7

Gross margin on revenues	26.3%	26.1%
Operating margin on revenues	5.6%	7.9%
Effective Tax Rate	19.3%	30.1%

Diluted earnings per share:
Income from continuing operations	$0.09	$0.15
(Loss) gain from discontinued operations and disposal, net of tax	(1.86)	0.49

Diluted (loss) earnings per share	$(1.77)	$0.64

Average common shares outstanding	47.9	47.8

	YTD	YTD
	Mar 31	Mar 31
	2008	2007
Group results:

Safety and Security Systems Group:
Orders	$95.9	$97.9
Net Sales	90.8	78.7
Operating Income	8.3	9.5
Operating Margin	9.1%	12.0%
Backlog	$67.0	$78.0

Fire Rescue Group:
Orders	$59.0	$61.5
Net Sales	24.3	20.6
Operating Income	2.0	1.7
Operating Margin	8.2%	8.3%
Backlog	$178.8	$105.5

Environmental Solutions Group:
Orders	$97.5	$110.5
Net Sales	113.0	113.7
Operating Income	9.7	10.1
Operating Margin	8.6%	8.9%
Backlog	$122.6	$125.5

Corporate operating expenses	$(7.3)	$(4.5)

Total Operating Income	$12.7	$16.8

	March 31	December 31
($ in millions)	2008	2007
ASSETS
Manufacturing activities:
Current assets
Cash and cash equivalents	$9.0	$12.5
Accounts receivable, net of allowances for doubtful accounts of$5.7 million and $3.8 million, respectively	152.7	147.8
Inventories	137.5	121.8
Other current assets	36.7	41.2

Total current assets	335.9	323.3
Properties and equipment, net	66.3	59.6
Other assets
Goodwill, net of accumulated amortization	349.9	344.7
Intangible assets, net	64.3	65.2
Deferred charges and other assets	9.2	7.2

Total manufacturing assets	825.6	800.0
Assets of discontinued operations	149.4	232.9
Financial services activities — Lease financing and other receivables, net of allowances for doubtful accounts of $3.7 million and $3.6 million, respectively	129.9	146.8

Total assets	$1,104.9	$1,179.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Manufacturing activities:
Current liabilities
Short-term borrowings	$5.1	$2.6
Current portion of long-term borrowings	48.2	45.4
Accounts payable	65.4	66.2
Accrued Liabilities
Compensation and withholding taxes	24.9	26.8
Customer deposits	21.4	17.7
Other	47.6	53.6

Total current liabilities	212.6	212.3
Long-term borrowings	252.5	240.7
Long-term pension and other liabilities	32.3	32.3
Deferred income taxes	41.3	39.3

Total manufacturing liabilities	538.7	524.6
Liabilities of discontinued operations	76.4	72.4
Financial services activities — Borrowings	121.9	137.4

Total liabilities	737.0	734.4
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 49.5 million and 49.4 million shares issued, respectively	49.5	49.4
Capital in excess of par value	103.5	103.2
Retained earnings	245.7	333.8
Treasury stock, 1.5 million shares, at cost	(30.1)	(30.1)
Accumulated Other Comprehensive (loss) income
Foreign currency translation, net	25.2	15.9
Net derivative loss, cash flow hedges, net	(1.1)	(2.0)
Unrecognized pension and postretirement losses, net	(24.8)	(24.9)

Total	(0.7)	(11.0)

Total shareholders’ equity	367.9	445.3

Total liabilities and shareholders’ equity	$1,104.9	$1,179.7

Supplemental data:
Manufacturing debt	$305.8	$288.7
Debt-to-capitalization ratio:
Manufacturing	46.0%	40.0%
Financial services	94.0%	94.0%
Net Debt/Cap Ratio	45.2%	38.8%

Net Debt/Cap Ratio = manufacturing debt-to-capitalization ratio, net of cash

	For the Quarter Ended
	March 31,
	2008	2007
	($ in millions)
Operating activities
Net (loss) income	$(84.9)	$30.7
Adjustments to reconcile net (loss) income to net cash provided by (used for) operating activities:
Loss (Gain) on discontinued operations and disposal	89.2	(23.4)
Depreciation and amortization	4.3	2.6
Stock based compensation expense	1.1	1.0
Lease financing and other receivables	16.9	(0.4)
Pension contributions	(0.4)	(6.2)
Working capital (1)	(12.4)	5.1
Other	(3.6)	(6.5)

Net cash provided by continuing operating activities	10.2	2.9
Net cash provided by (used for) discontinued operating activities	1.1	(11.6)

Net cash provided by (used for) operating activities	11.3	(8.7)

Investing activities
Purchases of properties and equipment	(7.7)	(4.2)
Payments for acquisitions, net of cash acquired	—	(16.6)
Other, net	—	(2.0)

Net cash used for continuing investing activities	(7.7)	(22.8)
Net cash (used for) provided by discontinued investing activities	(0.9)	66.5

Net cash (used for) provided by investing activities	(8.6)	43.7

Financing activities
Reduction in short-term borrowings, net	(2.5)	(26.1)
(Payments on) proceeds from long-term borrowings, net	(0.9)	4.1
Cash dividends paid to shareholders	(2.9)	(2.9)
Other, net	(0.8)	—

Net cash used for continuing financing activities	(7.1)	(24.9)

Net cash used for financing activities	(7.1)	(24.9)

Effects of foreign exchange rate changes on cash	0.9	0.1
(Decrease) increase in cash and cash equivalents	(3.5)	10.2
Cash and cash equivalents at beginning of year	12.5	15.7

Cash and cash equivalents at end of period	$9.0	$25.9

(1)	Working capital is composed of net accounts receivable, inventories, accounts payable and customer deposits.